Exhibit 99.1

Suncor Energy and Petro-Canada cancel annual meetings and schedule annual and special meetings

CALGARY, April 2, 2009 – Suncor Energy Inc. (“Suncor”) (TSX/SU; NYSE/SU) and Petro-Canada (“Petro-Canada”) (TSX/PCA; NYSE/PCZ) today announced that the Suncor annual meeting scheduled for 10:30 a.m. (MDT) on Thursday, April 23, 2009 has been cancelled and the Petro-Canada annual meeting scheduled for 11:00 a.m. (MDT) on Tuesday, April 28, 2009 has been cancelled.

The annual meeting of Suncor has been combined with a special meeting to consider the amalgamation by way of an arrangement of Suncor and Petro-Canada. This annual and special meeting of Suncor shareholders will be held at 1:00 p.m. (MDT) on Thursday, June 4, 2009 in the Wildrose Ballroom at the Sheraton Suites Eau Claire at 255 Barclay Parade S.W., Calgary, Alberta.

The annual meeting of Petro-Canada has also been combined with a special meeting to consider the amalgamation by way of an arrangement of Petro-Canada and Suncor. This annual and special meeting of Petro-Canada shareholders will be held at 9:00 a.m. (MDT) on Thursday, June 4, 2009 in the Wildrose Ballroom at the Sheraton Suites Eau Claire at 255 Barclay Parade S.W., Calgary, Alberta.

It is anticipated that a joint information circular with respect to the annual and special meetings will be mailed to Suncor and Petro-Canada shareholders the first week of May 2009.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66® brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit www.suncor.com or call

Investor inquiries: John Rogers, (403) 269-8670
Media inquiries: Shawn Davis, (403) 920-8379

ABOUT PETRO-CANADA

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit www.petro-canada.ca or call:

Investor inquiries: Ken Hall (403) 296-7859
Media inquiries: Victoria Barrington (403) 296-8589